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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              SPECTRAN CORPORATION
                            (NAME OF SUBJECT COMPANY)

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                              SPECTRAN CORPORATION
                        (NAME OF PERSON FILING STATEMENT)

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                          COMMON STOCK, $.10 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

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                                    847598109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               CHARLES B. HARRISON
                             CHIEF EXECUTIVE OFFICER
                              SPECTRAN CORPORATION
                                  50 HALL ROAD
                         STURBRIDGE, MASSACHUSETTS 01566
                                 (508) 347-2261
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

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                                   Copies to:
                             IRA S. NORDLICHT, ESQ.
                                NORDLICHT & HAND
                                645 FIFTH AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 421-6500

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         This Amendment No. 1 amends and supplements the
solicitation/Recommendation Statement on Schedule 14D-9, dated July 21, 1999 (the "Schedule 14D-9") with respect to the tender offer by Lucent Technologies Inc., a Delaware corporation ("Lucent"), and Seattle Acquisition Inc., a Delaware corporation and wholly owned subsidiary of Lucent (the "Purchaser"), to acquire all of the outstanding common stock, $.10 par value per share (the "Shares"), of SpecTran Corporation (the "Company") at a price of $9.00 per Share, upon the terms and conditions set forth in the Offer to Purchase, dated July 21, 1999, and the related letter of transmittal. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9.

         The Schedule 14D-9 is hereby amended (a) by providing supplemental information concerning the complaint entitled Chase v. Harrison, et al., C.A. No. 17312-NC, including filing as an exhibit the Amended Class Action Complaint filed July 29, 1999, (b) by filing as exhibits the complaint entitled Airmont Associates et al., v. SpecTran Corporation et al., C.A. No. 17314-NC, and the original complaint entitled Chase v. Harrison, et al., C.A. No. 17312-NC, both of which were filed in Delaware Chancery Court on July 15, 1999 and were described previously in Item 8 "Additional Information to be Furnished" in the
Schedule 14D-9, (c) by filing the Company's July 30, 1999 press release entitled "SpecTran Reports Second Quarter/Six Months Results" and (d) by providing information concerning expiration of the waiting period under the Hart-Scott-Rodino Antitrust Inprovements Act of 1976, as amended.


Item 8.  Additional Information to be Furnished.


         LITIGATION. On July 29, 1999, the plaintiff in Chase v. Harrison, et al., Civil Action No. 17312-NC, filed an Amended Class Action Complaint (the "Amended Complaint") in Delaware Chancery Court. In the Amended Complaint, the plaintiff alleges, among other things, that (1) the proposed purchase price is inadequate; (2) the Company's Solicitation/Recommendation Statement on Schedule 14D-9 is misleading and omits material information in that it fails to disclose
(a) the Company's financial results for the second fiscal quarter ended June 30, 1999, (b) why the Company's projected financial results, as announced by the Company on May 28, 1999, did not warrant that a substantial premium be paid for the Company relative to the existing market price, (c) information concerning the identity of other bidders for the Company and the terms of any competing bids or expressions of interest, (d) why the Company did not wait until after its third quarter ended September 30, 1999 financial results were available to determine whether Company C would make an offer to acquire the Company, (e) the reasons for Lazard Freres & Co. LLC's determination that the merger was "fair",
(f) the total amount of benefits that each of the Company's executive officers and directors will realize from the Merger, and (g) the value of the Company to Lucent and the benefits Lucent will derive from the Merger, including the equivalent amount that Lucent would have to spend to build the manufacturing capacity that it will be buying from the Company and that Lucent had approved a higher purchase price; and (3) the board of directors of the Company breached its fiduciary duty to the stockholders of the Company to exercise due care, loyalty and candor. The Amended Complaint further alleges that Lucent aided and abetted the breach of fiduciary duty by the individual defendants. The foregoing is qualified in its entirety by reference to the Amended Complaint, acopy which is filed as Exhibit (c) (6) which is incorporated by reference herein.

         Concurrent with the filing of the Amended Complaint, the plaintiff in Chase v. Harrison, et al. petitioned the Delaware Chancery Court for expedited discovery and the scheduling of a hearing on a preliminary injunction. A telephone conference call was held by the Delaware Chancery Court on July 30, 1999, at which time the court declined to permit expedited discovery and declined to schedule a hearing on a preliminary injunction. Instead, the court scheduled a hearing on August 13, 1999 to hear arguments as to whether an order temporarily restraining consummation of the Merger should be issued. This scheduled hearing was subsequently canceled when, by letter dated August 2, 1999, plaintiff's counsel withdrew plaintiff's application for a temporary restraining order.
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         SECOND QUARTER AND FIRST HALF 1999 PRELIMINARY FINANCIAL RESULTS. On
July 30, 1999, SpecTran released its preliminary results for the second fiscal quarter and first half of 1999. A copy of the press release disclosing those preliminary results is attached hereto.

         HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED ("HSR"). As of August 4, 1999 the waiting period under HSR relating to the purchase of the Shares pursuant to the Offer had expired.

Item 9.  Material to be filed as Exhibits.

         (a)(1)* Offer to Purchase dated July 21, 1999.

         (a)(2)* Letter of Transmittal.

         (a)(3)* Press Release jointly prepared by Lucent and the Company and issued by Lucent on July 15, 1999.

         (a)(4)* Opinion of Lazard Freres & Co. LLC dated July 15, 1999.

         (a)(5)* Letter to Stockholders, dated July 21, 1999, from Charles B. Harrison, Chairman of the Board of Directors and President and Chief Executive Officer of the Company.

         (c)(1)* Agreement of Merger, dated as of July 15, 1999, among Lucent, the Purchaser and the Company.

         (c)(2)* The Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

         (c)(3)* Contractual Agreement between Lucent Technologies Inc. and SpecTran Corporation, dated October 3, 1996. The Company has been granted confidential treatment for portions of this Exhibit.

         (c)(4)* Patent License Agreement between Lucent Technologies and SpecTran Corporation dated as of October 30, 1998. The Company has been granted confidential treatment for portions of this Exhibit.

         (c)(5) Chase v. Harrison, et al., C.A. No. 17312-NC, Complaint, filed in the Court of Chancery of the State of Delaware in and for New Castle County.

         (c)(6) Chase v. Harrison, et al., C.A. No. 17312-NC, Amended Class Action Complaint, filed in the Court of Chancery of the State of Delaware in and for New Castle County.

         (c)(7) Airmont Associates et al., v. SpecTran Corporation et al., C.A. No. 17314-NC, Complaint, filed in the Court of Chancery of the State of Delaware in and for New Castle County.

         (c)(8) July 30, 1999 press release entitled "SpecTran Reports Second Quarter/Six Months Results."


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*Previously Filed.



                                   SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.
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                                    SPECTRAN CORPORATION

                                    By:  /s/ CHARLES B. HARRISON
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                                         Charles B. Harrison
                                         President, Chief Executive Officer and
                                         Chairman of the Board

Dated:  August 4, 1999